SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH NOVEMBER 09, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	November 09, 2006

TAM’s third daily flight to Paris will be from Rio de Janeiro

New frequency starts in January

São Paulo, November 09, 2006 – TAM S.A. (BOVESPA: TAMM4, NYSE:TAM), Brazil’s largest airline company, will offer a third daily flight to Paris beginning January 12, 2007. The new flight will operate at night and fly from Galeao Airport (Rio de Janeiro) directly to the Charles de Gaulle Airport in Paris. This third flight to Paris was obtained by TAM pursuant to the increase in flights in the bilateral agreement authorized in October by the Brazilian and French governments.

The operation of this flight aims to fulfill increasing demand for the international route, providing passengers a greater degree of comfort when traveling non-stop between Rio de Janeiro and Paris.

Currently, TAM offers two daily flights to Paris from the Guarulhos International Airport in Sao Paulo. Once a week, one flight makes a stop in Recife. In Europe, the company also offers a daily flight from Guarulhos to London (Heathrow).

Other international destinations operated by TAM will have flights extended in the months to come. On December 15, the company will start offering a second daily flight to New York, the fifth daily flight operated by TAM to the United States. There are three daily flights to Miami. In January 2007, TAM will start a second daily flight to Santiago (Chile) as well.

TAM's operations in South America currently include non-stop flights to Santiago (7 weekly) and Buenos Aires (49 weekly). Five other destinations are reached through TAM Mercosur: Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), and Santa Cruz de la Sierra and Cochabamba (Bolivia). The company also offers a daily flight to Lima (Peru) operated in code-share with TACA.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 51.7% domestic market share and 60% international market share at the end of September 2006. TAM operates regular flights to 48 destinations throughout Brazil. It serves 74 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.3 million subscribers and has awarded more than 3.6 million tickets.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.